

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2023

Joshua Fink
Co-Chief Executive Officer
Compute Health Acquisition Corp.
1100 North Market St., 4th Floor
Wilmington, DE 19890

> **Re: Compute Health Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 26, 2023**
> **File No. 001-40001**

Dear Joshua Fink:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregg A. Noel, Esq.